Exhibit 99.5

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation on 15 August 2014, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

NOTE TO THE READER:

Starting with Q1 of fiscal 2015, we have revised the order of analysis within Management’s Analysis of Results. Historically, we have presented the analysis in order of Statement of Operations line item; beginning with this report, we will now present an overall analysis of group results (see page 2), an analysis of our operating results by segment (see pages 3 – 7), an analysis of additional non-segment related operating results (pages 8 – 10) with any supplementary financial or operating information following (11 – 13). The changes were made to improve clarity of the analysis and to align our documents to industry standards and peer group.

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions and Other Terms section of this document. We present financial measures that we believe are customarily used by our Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions section, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. We may also present other terms for measuring our sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA” and “Adjusted selling, general and administrative expenses”. Unless otherwise stated, results and comparisons are of the first quarter of the current fiscal year versus the first quarter of the prior fiscal year.

James Hardie Industries plc

Results for the 1st Quarter Ended 30 June

US$ Millions	Three Months Ended 30 June
	FY15	FY14	Change %
Net sales	$416.8	$372.2	12
Cost of goods sold	(276.6)	(245.9)	(12)

Gross profit	140.2	126.3	11

Selling, general and administrative expenses	(59.9)	(54.9)	(9)
Research and development expenses	(8.4)	(9.0)	7
Asbestos adjustments	(21.5)	94.5

EBIT	50.4	156.9	(68)

Net interest (expense) income	(1.1)	0.1
Other (expense) income	(3.7)	0.1

Operating profit before income taxes	45.6	157.1	(71)
Income tax expense	(16.7)	(14.9)	(12)

Net operating profit	$28.9	$142.2	(80)

Earnings per share – basic (US cents)	6	32
Earnings per share – diluted (US cents)	6	32

Volume (mmsf)	571.8	530.3	8

Total net sales for the quarter increased 12% from the prior corresponding quarter to US$416.8 million. Net sales in local currencies were favorably impacted by higher sales volumes and higher average net sales prices in both the USA and Europe Fiber Cement and the Asia Pacific Fiber Cement segments.

Gross profit for the quarter increased 11% from the prior corresponding quarter to US$140.2 million at a gross profit margin of 33.6%, 0.3 percentage points lower than the prior corresponding quarter. During the quarter the cost to manufacture our products increased relative to the prior corresponding quarter as further discussed below.

Selling, general and administrative (“SG&A”) expenses for the quarter increased 9% from the prior corresponding quarter to US$59.9 million. The increase primarily reflects higher compensation expenses and discretionary expenses related to product and marketing development activities. Our compensation related expenses increased primarily due to increased headcount and a 47% appreciation in our stock price compared to the prior corresponding quarter.

Research and development (“R&D”) expenses decreased compared to the prior corresponding quarter primarily due to decreased spending associated with commercialization projects in our business units. Additional details are discussed in the R&D segment below.

Asbestos adjustments reflect the non-cash foreign exchange translation impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate.

Other (expense) income reflects the changes in the fair value of interest rate swaps and foreign exchange losses.

Net Operating Profit for the quarter decreased 80% from the prior corresponding quarter to US$28.9 million. The decrease for the quarter was primarily a result of unfavorable asbestos adjustments of US$21.5 million, compared to favorable adjustments of US$94.5 million in the prior corresponding quarter.

USA & Europe Fiber Cement Segment

Operating results for the USA & Europe Fiber Cement segment were as follows:

	Three Months Ended 30 June
	FY15		FY14		Change
Volume (mmsf)		463.3		428.0	8%
Average net sales price per unit (per msf)	US$	680	US$	638	7%

Net sales (US$ Millions)		321.5		278.1	16%
Gross profit					15%
Gross margin (%)					(0.2 pts )
EBIT (US$ Millions)		68.0		59.4	14%
EBIT margin (%)		21.2		21.4	(0.2 pts )

Net sales for the quarter were favorably impacted by higher volumes and a higher average net sales price. The increase in our sales volume compared to the prior corresponding quarter was driven by an increase in the new single family construction market, further market penetration, and modest growth in the repair and remodel market segment. The increase in our average net sales price reflects price increases implemented during the quarter, the ongoing execution of our pricing strategies and also the reduction of pricing inefficiencies when compared to the prior corresponding quarter.

According to the US Census Bureau, single family housing starts, which are one of the key drivers of our performance, were 180,200 in the June 2014 quarter, 4% above the prior corresponding quarter. Although the US housing market has improved relative to the same quarter last year, it is recovering more modestly than we assumed at the start of the year.

The decrease in gross margin of 0.2 percentage points for the quarter is due to the following components:

For the three months ended 30 June 2014:
Higher production costs	(3.8 pts	)
Higher average net sales price	3.3 pts
Higher volume (leading to economies of scale efficiencies)	0.3 pts

Total percentage point decrease in gross margin	(0.2 pts	)

Production costs increased primarily due to higher input costs and plants running less efficiently compared to the prior corresponding quarter. Input costs were driven higher primarily by the market prices for pulp, gas and silica and plant inefficiency was higher primarily as a result of the ramp-up in production at our recently recommissioned Fontana, California location.

EBIT for the quarter increased 14% compared to the prior corresponding quarter, slightly below the 15% increase in gross profit over the same period. As a percentage of net sales, SG&A expenses increased by 0.4 percentage points compared to the prior corresponding quarter. We increased headcount in an effort to align organizational capability with anticipated demand growth. Additionally, we increased discretionary expenses related to product and marketing development activities. The overall increase in SG&A was partially offset by a US$1.3 million decrease in the amount spent on R&D expenses related to commercialization projects within the segment.

Asia Pacific Fiber Cement Segment

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

	Three Months Ended 30 June
	FY15	FY14	Change
Volume (mmsf)	108.5	102.4	6%

Net Sales (US$ Millions)	95.3	94.1	1%
US$ Gross Profit			Flat
US$ Gross Margin (%)			(0.5 pts )
EBIT (US$ Millions)	22.0	16.5	33%
New Zealand weathertightness claims (US$ millions)	1.3	(4.6)
EBIT excluding NZ weathertightness claims (US$ millions)	20.7	21.1	(2%)
US$ EBIT Margin excluding NZ weathertightness claims (%)	21.7	22.4	(0.7 pts )

The Asia Pacific Fiber Cement Segment results in US dollars were impacted by an unfavorable change in the weighted average period AUD/USD exchange rate relative to the prior corresponding quarter. The impact of the unfavorable exchange rate movements are detailed in the table below:

	Comparing Q1 FY15 vs Q1 FY14
	Results in AUD		Results in USD		Unfavourable impact of foreign exchange
Net Sales	▲	8%	▲	1%	7 pts
Gross Profit	▲	6%		Flat	6 pts
EBIT	▲	41%	▲	33%	8 pts
EBIT excluding NZ weathertightness claims	▲	4%	▼	2%	6 pts

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

	Three Months Ended 30 June
	FY15		FY14		Change
Volume (mmsf)		108.5		102.4	6%
Average net sales price per unit (per msf)	A$	931	A$	916	2%

Net Sales (A$ Millions)		102.2		94.8	8%
A$ Gross Profit					6%
A$ Gross Margin (%)					(0.5 pts )
EBIT (A$ Millions)		23.5		16.7	41%
New Zealand weathertightness claims (A$ millions)		1.4		(4.7)
EBIT excluding NZ weathertightness claims A$ millions)		22.2		21.4	4%
A$ EBIT Margin excluding NZ weathertightness claims (%)		21.7		22.6	(0.9 pts )

In Australian dollars, net sales increased compared to the prior corresponding quarter, largely due to higher sales volumes and a higher average net sales price across the segment. In our Australian business, the key drivers of net sales growth were favorable conditions in our addressable markets, product price increases and a favorable product mix. Our New Zealand business volume grew across key markets and product lines, but this was partially offset by an unfavorable average selling price due to product mix. In our Philippines business, net sales were driven higher compared to the prior corresponding quarter by growth in our addressable market, continued market penetration and marketing campaigns in key regions.

According to the Australian Bureau of Statistics, approvals for detached houses, which are the primary driver of our Australian business’ sales volume, were 27,988 for the current quarter, an increase of 11% or 2,868 units compared to the prior corresponding quarter.

According to Statistics New Zealand data, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 721 for the quarter, an increase of 15%, when compared to the prior corresponding quarter.

In Australian dollars, the decrease of 0.5 percentage points in gross margin can be attributed to the following components:

For the three months ended 30 June 2014:
Higher production costs	(3.1 pts	)
Higher volume	1.5 pts
Higher average net sales price	1.1 pts

Total percentage point decrease in gross margin	(0.5 pts	)

Production costs increased primarily due to higher market prices for input costs and plants running less efficiently compared to the prior corresponding quarter. Input costs increased primarily due to higher market prices of pulp and freight and plant inefficiency was higher primarily as a result of unplanned manufacturing downtime.

In Australian dollars, EBIT excluding New Zealand weathertightness claims for the quarter increased by 4% compared to the prior corresponding quarter. As a percentage of net sales, SG&A excluding New Zealand weathertightness increased by 0.4 percentage points compared to the prior corresponding quarter, as we increased headcount and marketing expenses in Australia and the Philippines.

The decrease in the New Zealand weathertightness claims liability is a result of a higher rate of claim resolution, fewer open claims at the end of the quarter and continued reduction in the number of new claims received, resulting in a favorable decrease to our claims liability when compared to the prior corresponding quarter.

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D Segment, or commercialization projects in business units which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D Segment:

US$ Millions	Three Months Ended 30 June
	FY15	FY14	% Change
Segment R&D expenses	$(6.3)	$(5.5)	(15)
Segment R&D SG&A expenses	(0.5)	(0.6)	17

Total R&D EBIT	$(6.8)	$(6.1)	(12)

The change in Segment R&D expenses compared to the prior corresponding quarter is a result of the number of core R&D projects currently being worked on by the R&D team. This will likely fluctuate quarter to quarter depending on the nature and number of core R&D projects being worked on during the quarter.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. In total, these costs were US$2.1 million for the quarter, compared to US$3.5 million in the prior corresponding quarter.

General Corporate Segment

Results for the General Corporate Segment for the quarter ended 30 June 2014 are as follows:

US$ Millions	Three Months Ended 30 June
	FY15	FY14	% Change
General Corporate SG&A expenses	$(10.7)	$(6.9)	(55.1)
Asbestos:
Asbestos Adjustments	(21.5)	94.5
AICF SG&A Expenses[1]	(0.6)	(0.5)	(20.0)

General Corporate EBIT	$(32.8)	$87.1

[1]	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Note 7 of our 30 June 2014 Condensed Consolidated Financial Statements for further information on the Asbestos Adjustments

General Corporate SG&A expenses increased by US$3.8 million compared to the prior corresponding quarter primarily due to a US$3.3 million increase in compensation related expenses and a US$0.5 million increase in discretionary expenses. The increase in compensation related expenses was largely caused by a US$2.8 million increase in stock compensation related expenses, driven by the 47% appreciation in our stock price compared to 30 June 2013.

Asbestos adjustments for both periods reflect the non-cash foreign exchange translation impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. The AUD/USD spot exchange rates are shown in the table below:

	30 June	31 March	% Change
Q1 Fiscal 2015	0.9422	0.9220	2
Q1 Fiscal 2014	0.9263	1.0420	(11)

Readers are referred to Note 7 of our 30 June 2014 Condensed Consolidated Financial Statements for further information on the Asbestos adjustments.

EBIT

The table below summarizes the segment EBIT results as previously discussed:

US$ Millions	Three Months Ended 30 June
	FY15	FY14	% Change
USA and Europe Fiber Cement	$68.0	$59.4	14
Asia Pacific Fiber Cement excluding New Zealand weathertightness claims	20.7	21.1	(2)
Research & Development	(6.8)	(6.1)	(11)
General Corporate excluding asbestos	(10.7)	(6.9)	(55)

Adjusted EBIT	71.2	67.5	5

Asbestos:
Asbestos adjustments	(21.5)	94.5
AICF SG&A expenses	(0.6)	(0.5)	(20)
New Zealand weathertightness claims benefit (expense)	1.3	(4.6)

EBIT	50.4	156.9	(68)

Net Interest (expense) income

US Millions
Net interest income for three months ended 30 June 2013	$0.1

Higher AICF interest expense, net[1]	(1.3)
Realised loss on interest rate swaps	(0.1)
Higher gross interest expense (excluding AICF)	0.1
Higher interest income	0.1

Net interest expense for three months ended 30 June 2014	$(1.1)

[1]	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Note 7 of our 30 June 2014 Condensed Consolidated Financial Statements for further information on AICF interest income and expense.

AICF Interest

AICF interest income was lower compared to the prior corresponding quarter due to a decrease in the balance of short-term investments held by AICF compared to the prior corresponding quarter. When compared to the prior corresponding period, AICF interest expense increased due to AICF utilizing US$48.6 million of its existing loan facility with the New South Wales Government.

Other (expense) income

During the quarter we recorded a US$1.3 million unrealized loss reflecting the changes in the fair value of interest rate swaps and US$2.4 million in realized and unrealized foreign exchange losses.

Income Tax

	Three Months Ended 30 June
	FY15	FY14	Change
Income tax expense (US$ Millions)	(16.7)	(14.9)	(12%)
Effective tax rate (%)	36.6	9.5	(27.1 pts	)

Adjusted income tax expense (US$ Millions)	(16.5)	(14.6)	(13%)
Adjusted effective tax rate (%)	24.8	21.9	(2.9 pts	)

During both the current and prior corresponding quarter, we recorded unfavorable asbestos related, New Zealand weathertightness claims and other tax adjustments of US$0.2 million and US$0.3 million, respectively. The increase in the effective tax rate excluding asbestos, New Zealand weathertightness claims and other tax adjustments was primarily due to a higher proportion of taxable earnings in jurisdictions with higher tax rates.

Readers are referred to Note 11 of our 30 June 2014 Condensed Consolidated Financial Statements for further information related to income tax.

Net Operating Profit

US$ Millions	Three Months Ended 30 June
	FY15	FY14	% Change
EBIT	$50.4	$156.9	(68)

Net interest (expense) income	(1.1)	0.1
Other (expense) income	(3.7)	0.1
Income tax expense	(16.7)	(14.9)	(12)

Net operating profit	28.9	142.2	(80)

Excluding:
Asbestos:
Asbestos adjustments	21.5	(94.5)
AICF SG&A expenses	0.6	0.5	20
AICF interest expense, net	0.2	(1.1)
New Zealand weathertightness claims (benefit) expense	(1.3)	4.6
Asbestos and other tax adjustments	0.2	0.3	(33)

Adjusted net operating profit	$50.1	$52.0	(4)

Adjusted diluted earnings per share (US cents)	11	12

Adjusted net operating profit for the quarter was down US$1.9 million compared to the corresponding prior period primarily due to an increase in other expenses of US$3.8 million and an increase in adjusted income tax expenses of US$1.8 million, partially offset by the US$3.7 million increase in the underlying performance of the operating business units as reflected in adjusted EBIT.

Cash Flow

Operating Activities

Net operating cash flow decreased US$25.1 million to US$42.5 million. The movement compared to the prior corresponding quarter is primarily driven by a US$12.7 million increase in working capital and other unfavorable movements in non-trading and consolidated AICF related assets and liabilities. The increase in working capital compared to the prior corresponding quarter was primarily driven by an increase in inventory due to anticipated market growth.

Investing Activities

Net cash used in investing activities increased from US$25.7 million in the prior corresponding quarter to US$48.6 million. The increase in cash used in investing activities compared to the prior corresponding quarter primarily reflects the continued execution of our capacity expansion plans across our businesses.

Financing Activities

Net cash of US$131.2 million used in financing activities during the current quarter compares to US$2.7 million provided by financing activities in the prior corresponding quarter. The increase in funds used in financing activities largely reflects dividends paid of US$124.6 million and stock repurchased through our share buyback program of US$9.1 million during the current quarter.

Capacity Expansion

We continue with our plans to increase the production capacity of the USA and Europe and Asia Pacific Fiber Cement businesses. As of 30 June 2014, the following major capacity expansion projects are in progress:

Project Description	Approximate Investment		Estimated Commission Date
Plant City, Florida – 4th sheet machine and ancillary facilities	US$	65.0 million	First half of fiscal 2016
Cleburne, Texas – 3rd sheet machine and ancillary facilities	US$	37.0 million	First half of fiscal 2016
Carole Park, Queensland – Capacity expansion project	A$	89.0 million	First half of fiscal 2016

Liquidity and Capital Allocation

In April and May 2014, we added US$150.0 million of credit facilities intended to replace and augment an existing US$50.0 million credit facility which expired on 14 February 2014. With the addition of this facility, we have US$505.0 million of combined credit facilities available to us with a combined average tenor of 3.0 years. Subsequent to 30 June 2013, we moved into a net debt position, drawing US$320.0 million from our debt facilities to fund capital expenditures, dividend payments and the AICF contribution payment.

Our net cash position decreased from US$167.5 million at 31 March 2014 to US$32.1 million at 30 June 2014.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flow from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

As mentioned previously, we expect to invest in significant capital expenditures in the near to medium term and, based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Management and Dividends

The following table summarizes the dividends declared or paid during the three months ended 30 June 2014 and the years ended 31 March 2014 and 2013:

(Millions of US dollars)	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2014 special dividend	0.20	89.4	22 May 2014	12 June 2014	08 August 2014
FY 2014 second half dividend	0.32	143.0	22 May 2014	12 June 2014	08 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014
FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014
FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013
FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

Share Buyback

During the quarter we repurchased and cancelled 715,000 shares of our common stock, at a total cost A$9.8 million (US$9.1 million) and an average market price of A$13.69 (US$12.73).

We will continue to review our capital structure and capital management objectives and expect the following activities to continue in the near term:

•	invest in R&D and capacity expansion projects required for growth;

•	provide consistent dividend payments within the payout ratio of 50-70% of net operating profit excluding asbestos; and

•	continue the share buyback program and consider further payment of special dividends.

Other Asbestos Information

Claims Data

	Three Months Ended 30 June
	FY15	FY14	% Change
Claims received	156	160	3
Actuarial estimate for the period	153	135	(13)

Difference in claims received to actuarial estimate	(3)	(25)

Average claim settlement[1] (A$)	223,000	273,000	18
Actuarial estimate for the period[2]	289,000	262,000	(10)

Difference in claims paid to actuarial estimate	66,000	(11,000)

[1]	Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
[2]	This actuarial estimate is a function of the assumed experience by disease type and and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type w ill have an impact on the average claim settlement experience.

For the quarter, we noted the following related to asbestos claims:

•	The number of claims received during the quarter were 2% above actuarial estimates and 3% lower than the prior corresponding quarter;

•	The higher reported mesothelioma claims experience noted during fiscal 2014 has continued into the current quarter;

•	The decrease in average claim settlement is largely attributable to a lower number of large mesothelioma claims being settled in the current quarter. However, we caution there are a number of large pending claims which might materially increase the average settlement size; and

•	Average claim settlement sizes are generally lower across all disease types compared to actuarial expectations for fiscal 2015.

AICF Funding

On 1st July 2014, we made a payment of US$113.0 million to AICF, representing 35% of our free cash flow for fiscal year 2014 as defined by the AFFA. From the time AICF was established in February 2007 through 15 August 2014, we have contributed A$719.1 million to AICF.

Readers are referred to Note 7 of our 30 June 2014 Condensed Consolidated Financial Statements for further information on Asbestos.

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

NBSK – Northern Bleached Softwood Kraft; Our benchmark grade of pulp.

Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our Condensed Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*–	Represents non-US GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three Months Ended 30 June
	FY15	FY14
EBIT	$50.4	$156.9
Asbestos:
Asbestos adjustments	21.5	(94.5)
AICF SG&A expenses	0.6	0.5
New Zealand weathertightness claims	(1.3)	4.6

Adjusted EBIT	71.2	67.5
Net sales	$416.8	$372.2

Adjusted EBIT margin	17.1%	18.1%

Adjusted net operating profit – Adjusted net operating profit is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three Months Ended 30 June
	FY15	FY14
Net operating profit	$28.9	$142.2
Asbestos:
Asbestos adjustments	21.5	(94.5)
AICF SG&A expenses	0.6	0.5
AICF interest expense, net	0.2	(1.1)
New Zealand weathertightness claims	(1.3)	4.6
Asbestos and other tax adjustments	0.2	0.3

Adjusted net operating profit	$50.1	$52.0

Adjusted diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Three Months Ended 30 June
	FY15	FY14
Adjusted net operating profit (US$ millions)	$50.1	$52.0
Weighted average common shares outstanding – Diluted (millions)	446.0	443.1

Adjusted diluted earnings per share (US cents)	11	12

Adjusted effective tax rate on earnings – Adjusted effective tax rate on earnings is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three Months Ended 30 June
	FY15	FY14
Operating profit before income taxes	$45.6	$157.1
Asbestos:
Asbestos adjustments	21.5	(94.5)
AICF SG&A expenses	0.6	0.5
AICF interest expense, net	0.2	(1.1)
New Zealand weathertightness claims	(1.3)	4.6

Adjusted operating profit before income taxes	$66.6	$66.6

Income tax expense excluding tax adjustments	$(16.7)	$(14.9)
Asbestos-related and other tax adjustments	0.2	0.3

Income tax expense excluding tax adjustments	$(16.5)	$(14.6)

Effective tax rate	36.6%	9.5%

Adjusted effective tax rate	24.8%	21.9%

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Three Months Ended 30 June
	FY15	FY14
EBIT	$50.4	$156.9
Depreciation and amortisation	16.6	15.4

Adjusted EBITDA	$67.0	$172.3

Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three Months Ended 30 June
	FY15	FY14
Selling, general and administrative expenses	$59.9	$54.9
Excluding:
New Zealand weathertightness claims benefit (expense)	1.3	(4.6)

Adjusted selling, general and administrative expenses	$61.2	$50.3
Net Sales	$416.8	$372.2

Selling, general and administrative expenses as a percentage of net sales	14.4%	14.8%
Adjusted selling, general and administrativeexpenses as a percentage of net sales	14.7%	13.5%

As set forth in Note 7 of the 30 June 2014 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with JHI plc’s Condensed Consolidated Financial Statements and related notes contained in our 30 June 2014 Condensed Consolidated Financial Statements.

James Hardie Industries plc

Supplementary Financial Information

30 June 2014

(Unaudited)

(US$ Millions)	Total Fibre Cement – Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$—	$48.7	$48.7
Restricted short-term investments – Asbestos	—	0.3	0.3
Insurance receivable – Asbestos¹	—	213.4	213.4
Workers compensation asset – Asbestos¹	—	53.0	53.0
Deferred income taxes – Asbestos¹	—	478.1	478.1

Asbestos liability¹	$—	$1,712.4	$1,712.4
Workers compensation liability – Asbestos¹	—	53.0	53.0
Income taxes payable	27.7	(21.2)	6.5

Unfavourable asbestos adjustments	$—	$(21.5)	$(21.5)
Selling, general and administrative expenses	(503.0)	443.1	(59.9)
Net interest (expense) income	(1.1)	—	(1.1)
Income tax expense	(16.7)	—	(16.7)

¹	The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our Condensed Consolidated Balance Sheets.

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

•	expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•	statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•	statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.